NSW GOVERNMENT

Budget Papers 2011-12

Budget Overview

Budget Papers
2011-12
Budget Overview

2011-12 Budget Paper set includes:

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NSW Treasury
Governor Macquarie Tower
1 Farrer Place
SYDNEY NSW 2000
Website: www.treasury.nsw.gov.au
www.budget.nsw.gov.au
2011-12 Budget Paper set includes:
Budget Paper No. 1 — Budget Speech
Budget Paper No. 2 — Budget Statement
Budget Paper No. 3 — Budget Estimates
Budget Paper No. 4 — Infrastructure Statement
Budget Paper No. 5 — Appropriation Bill
Budget Paper No. 6 — Long-Term Fiscal Pressures Report Printed on
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Budget Overview 50% recycled paper

Treasurer’s Message
Rebuilding New South Wales
We were elected to rebuild New South Wales, and that is exactly what we are going to do. ‘Rebuilding New South Wales’ means repairing what was left behind, improving services, and building the infrastructure we so desperately need.
This Budget delivers better services, including more teachers, nurses and police. It delivers record infrastructure spending to address the building backlog left by Labor — including over a billion dollars on hospitals across the State.
This Budget takes action to deliver key transport projects, including the North West Rail Link, South West Rail Link, and the upgrade of the Pacific and Princes Highways.
This Budget takes action to regain control of the state’s finances and protect the AAA credit rating. It delivers a turnaround in the budget balance of $5.2 billion over the four years to 2014-15, while fully funding our election commitments.
Following a Budget deficit of $718 million in 2011-12, we will return the Budget to surplus in 2012-13.
Achieving this $5.2 billion turnaround will require tough decisions to drive additional savings and to deliver the long-term structural reforms needed. The O’Farrell Government’s new approach to wages policy, the displaced employees’ policy, and the commitment to greater budget discipline, compliance and accountability is expected to deliver significant savings.
Efficiency and program savings are expected to deliver further savings over the same period. In addition to the desalination plant transaction, the Government has decided to undertake an additional asset transaction to release more funding for infrastructure. We will therefore be proceeding to market with the long-term lease of Port Botany.
While the Commonwealth has refused to discuss the impact of the carbon tax, we must use whatever means are within our power to recover some of the direct costs to the NSW Budget. It is therefore our intention to increase mining royalties in order to raise the revenue the State needs. This cost increase will be borne in full by the Commonwealth.
Despite the task left to us to repair the State’s finances, this Government will, as much as any financial measure, be proud to be judged on how we deliver for the most vulnerable in our State.
Our investment of $2.8 billion in disability services, is the most significant in the nation’s history. An additional $2 billion, under the new phase of Stronger Together, over the next five years, will boost disability services capacity by an estimated 47,000 new places.
This rebuilding Budget delivers for the people of our State. It delivers more frontline workers, better services and new infrastructure. This Budget returns the finances to a sustainable path and starts the process of rebuilding New South Wales.
Mike Baird MP
NSW Treasurer

Budget Result
■	The Budget result in 2011-12 is a deficit of $718 million, with a return to surplus expected next year of $292 million and average surpluses of $200 million over three years

■	The budget results in 2009-10 and 2010-11 were significantly boosted by the impact of the Australian Government’s Economic Stimulus. The significant revenue received improved the budget result but the associated capital expenditure had no impact on the Budget result

■	Excluding the impact of Economic Stimulus, there was a budget deficit of $895 million in 2009-10 and a modest surplus of $164 million in 2010-11

■	Expenses are forecast to increase at an average of 4.2 per cent per year over the next four years or 4.5 per cent after excluding Economic Stimulus

■	Revenues are forecast to increase at an average of 3.7 per cent over the next four years or 4.5 per cent after excluding Economic Stimulus

■	The net lending result is expected to improve from a deficit in 2011-12 of $4 billion to a deficit of $1.1 billion by 2014-15

■	This improvement reflects the better projected underlying operating results after allowing for reduction in Australian Government funded infrastructure spending.
Budget results 2008-09 to 2014-15

BUDGET OVERVIEW 2011-2012	2

Key Points
Transport and Roads
■	$6.3 billion for transport infrastructure in 2011-12 — an increase of 9.5 per cent on last year, including:

■	$3.2 billion investment in roads in 2011-12, including $1 billion for Pacific Highway
Health
■	Record health budget of $17.3 billion, a 50 per cent increase in spending on health capital works over the next four years compared to the actual expenditure over last four years
■	940 of 2,475 more nurses over four years and 662 hospital beds
Education
■	Increase in education budget of $1 billion compared to last year

■	$261 million for Literacy and Numeracy Action Plan including 900 more teachers over five years
Police
■	$214 million for 550 additional police officers as part of our commitment for 16,356 officers by June 2014

■	$131 million for new police stations and station upgrades
Infrastructure
■	Biggest infrastructure commitment in State’s history at $62.5 billion to 2014-15

■	12.4 per cent or $6.9 billion more on infrastructure compared to last four years
Disability Services
■	Nearly $2 billion dollars for disability services — the most significant investment in nation’s history

■	Increase of 47,000 new places over five years
Environment
■	$452 million on programs under the Climate Change Fund, including $294 million for Solar Bonus Scheme reimbursement

■	$6.2 million to buy land for parks across the State
Jobs and Investment
■	100,000 new jobs targeted through Jobs Action Plan

■	$130 million to attract industry and investment
Regional NSW
■	Regional Kick-Start including 30 per cent of Restart NSW infrastructure fund, 40 per cent of Jobs Action Plan and $47 million in regional relocation grants
Fiscal Gap
■	Long-term fiscal gap reduced by 1 per cent
Economy
■	GSP growth to reduce by 1 per cent in 2011-12
Debt and Liabilities
■	General government net debt is projected to rise to a peak of 2.8 per cent in 2013-14 before easing in the final year of forward estimates
Expenses and Revenue
■	Revenue expected to be $59 billion and expenditure at $59.7 billion in 2011-12

3	BUDGET OVERVIEW 2011-2012

Transport and Roads
In 2011-12, the total spending on transport and roads will be $13.1 billion. This covers:
■	$7.7 billion on operating and expanding public transport services

■	$5.4 billion for roads and maritime services.
Rail Services
■	$314 million to develop the 23-kilometre North West Rail Link

■	$292 million to continue the $2.1 billion South West Rail Link

■	$103 million to expand light rail in central Sydney and the inner west, integrating it with other forms of transport

■	$51 million to start building the Wynyard Walk

■	$159 million for the Country Regional Network

■	$198 million for the Rail Clearways Program

■	$106 million to improve infrastructure to meet the needs of new Waratah trains

■	$152 million to buy and upgrade rollingstock

■	$7.5 million for a new program to boost Easy Access upgrades and $22.5 million on programmed Easy Access station upgrades

■	$16.9 million as part of an increased commitment to spend $40 million over four years for Park and Travel Safety improvements

■	$102 million over four years to provide more express rail services

■	$2 million to conduct a study of North Coast rail services.
Bus Services
■	purchase 261 new buses, worth $118.8 million

■	$45 million for new bus depots

■	$7.6 million over four years to increase Nightride bus services

■	$9.2 million over four years to continue support for free bus services

■	$3 million for studies into a bus rapid transit system for the northern beaches.
Ferry Services
■	continuing the Fixing Sydney Ferries program, by franchising Sydney Ferries, restoring and expanding services, upgrading wharves and looking at fleet replacement

■	an additional $7.5 million over four years to improve ferry wharves.
Transport Interchanges and Commuter Car Parks
■	$76 million on interchanges and car parks.
Ticketing, Concessions and Community Transport
■	$110 million to deliver a fast, convenient and integrated electronic ticketing system for greater Sydney

■	providing concession schemes for pensioners, tertiary students, people with disabilities and others using public transport, estimated at $438 million

■	subsidising travel under the School Student Transport Scheme, estimated at $550 million

■	an extra $12 million over four years to boost community transport services

■	$1.6 million over four years to deliver free seniors’ photo cards to eligible Seniors Card holders and older people receiving a disability support pension.
Roads and Maritime
■	more than $200 million over four years for the Government’s congestion and safety package

■	committing to match overall additional Australian Government funding for the Pacific Highway of $468 million to 2013-14, consistent with the term of the current National Partnership Agreement for the Nation Building Program

■	supporting the Youth and Road Trauma Forum

■	$3.2 billion on road building and upgrading, including $1 billion for the Pacific Highway, $570 million for the Hunter Expressway and $250 million for the Hume Highway.

BUDGET OVERVIEW 2011-2012	4

Health
In 2011-12, the Department of Health’s expenditure budget is $16.4 billion, an increase of $949 million or 6.1 per cent on 2010-11.
More Beds, More Nurses
■	$36 million to make available 150 more beds to improve access for patients

■	$56 million towards maintaining 443 acute and sub-acute beds opened in the first year of the Council of Australian Governments (COAG) National Partnership Agreement on Improving Public Hospital Services

■	$21 million to make available 69 sub-acute beds in the second year of the COAG National Partnership Agreement

■	$8.8 million for an extra 1,600 planned surgical procedures

■	$4 million towards the Government’s commitment to employ 275 more Clinical Nurse/Midwife Educators and Clinical Nurse/Midwife Specialists over four years

■	$80 million to employ 900 more nurses by June 2012 to provide better patient care.
Hospital Infrastructure
■	$4.7 billion on hospitals and health capital works over the next four years — 50 per cent higher than the last four years

■	$139 million for Campbelltown Macarthur Hospital

■	$79.8 million for Dubbo Base Hospital

■	$110 million for Port Macquarie Base Hospital

■	Planning for agreed South East Regional Hospital at Bega and Tamworth Regional Referral Hospital

■	$270 million for Wagga Wagga Base Hospital

■	$47.2 million for Prince of Wales Hospital Cancer and Blood Disorders Centre

■	$35.5 million for a new St George emergency department

■	An additional $55 million for Royal North Shore Hospital.
Medical Workforce
■	$4 million to provide more medical graduate positions in public hospitals

■	$1.2 million to employ five more doctors in the Prince of Wales Hospital emergency department.
Preventive Health
■	$15 million to provide 11,750 more enrolments in the Connecting Care Program to strengthen Out-of-Home Care

■	$7 million to increase programs that help reduce drug and alcohol addiction.
Medical Research
■	$32 million a year for the Medical Research Support Program to help research institutes with their infrastructure and operating costs

■	establishing an Office for Medical Research

■	$61 million on capital grants for medical research initiatives.
Mental Health
■	$2 million for Lifeline’s telephone and counselling services

■	$3.4 million to improve access to child and adolescent mental health services.

5	BUDGET OVERVIEW 2011-2012

Education
In 2011-12, the Department’s total recurrent expenditure is budgeted at $13.8 billion. This is an increase of $1 billion on the 2010-11 Budget.
School Education
$9.9 billion on government-run primary and secondary schools to deliver quality education services that meet the diverse needs of students and help them to successfully make the transition to further education and work.
Key initiatives include:
■	$261 million over five years for the Literacy and Numeracy Action Plan, which includes a review of current literacy and numeracy programs and calls for an extra 900 teachers over the program’s five years

■	$40 million over four years to set up a fund to upgrade public schools, through which principals will identify the work to be undertaken

■	$20 million over four years on additional maintenance works in public schools and another $2.4 million to give general assistants in schools extra training

■	$11 million over four years to appoint 50 new student support officers, who will help students through difficult periods in their schooling.
Further, an additional $419 million to start seven new and 42 ongoing building projects and information technology system upgrades including an upgrade at Hurstville Public School and a new school for specific purposes at Bass Hill, along with a range of minor works to improve school facilities.
TAFE and Related Services
■	$2.2 billion on vocational education, including providing training through TAFE NSW Institutes and registered private providers, registering training organisations and regulating apprenticeships and traineeships, to improve skills and increase higher qualification levels in the State

■	$98 million to commence 10 new projects and continue 21 building projects and information technology system upgrades to improve facilities at TAFE colleges including Albury, Kingscliff, Maitland and Nirimba.
Communities
■	$133 million on a range of sport and recreation programs, including grants to peak sporting bodies and managing government-owned or controlled sporting and recreation facilities

■	$57 million on a range of community activities including coordinating the Working with Children Check program and Out-of-Home Care Accreditation Scheme

■	$23 million on strategies to build communities and strengthen Aboriginal culture and heritage and building community resilience

■	$14 million to develop several sport and recreation and community facilities.

BUDGET OVERVIEW 2011-2012	6

Police and Justice
Police
■	$214 million in recurrent funding over four years to employ 550 more police officers as part of the Government’s commitment to increase police authorised strength to 16,356 officers by June 2014

■	$62 million to continue planning and building new police stations and other major police property projects, including opening the newly built stations at Burwood, Raymond Terrace, Tenterfield and Wyong and finalising the purchase of Gosford police station

■	$69 million over the next four years to upgrade, replace and build additional police stations

■	$25 million over four years to enhance DNA testing capability and reduce forensic test backlogs

■	$20 million on Police and Community Youth Clubs (PCYC) over the next four years to help build eight new clubs and upgrade existing clubs

■	$7.2 million over two years to roll out 100 Mobile Automatic Number Plate Recognition (MANPR) units to improve road safety

■	$1.5 million over the next four years to implement the Government’s 21st Century Neighbourhood Watch program

■	$35 million on information technology to support police in reducing crime and violence, including $12.3 million to upgrade the Computerised Operating Police System and $9.2 million to replace technology assets

■	$9.9 million on maintaining and upgrading the radio network and communication infrastructure to ensure police officer and community safety

■	$1.2 million to fit out vehicles for an expanding police force

■	$2 million over two years on improvements to the prisoner transport fleet to support a focus on safe custody.
Justice
■	$63.4 million additional recurrent funding and $35 million one-off funding in 2011-12 to Corrective Services in NSW as an adjustment to the funding base which will be offset over time with the diversion of offenders and effort from custody to the community

■	$40 million over 5 years to fund a new courthouse in Coffs Harbour as part of a new Government Services Precinct

■	$21.3 million recurrent funding over four years to implement the commitment to reduce recidivism below the national average within 10 years. This will be achieved with initiatives such as setting up an additional drug court facility, creating a specialist drug rehabilitation correctional centre and funding educational and training programs for inmates. $5 million in capital funding has also been allocated towards this commitment

■	$18.6 million to upgrade court facilities such as the Downing Centre, Liverpool, Waverley, Taree, King St, Port Macquarie and other sites around the state

■	$9 million to commence construction of a new courthouse in Armidale

■	$8.9 million to expand the Forum Sentencing Program to Lismore, Penrith, Tamworth, Cessnock, Port Macquarie, Wagga Wagga and Albury

■	$6.8 million to further transform courts and tribunals through greater use of technology.
Juvenile Justice
■	$11.2 million over four years to reduce the number of young people being held in remand at Juvenile Justice centres by helping courts to speed up bail hearings and assist young people to meet their bail conditions

■	$9.6 million over four years to enhance Juvenile Justice facilities in response to the increased use in recent years

■	$6.7 million over four years to house young offenders in Broken Hill for short periods on remand under the Remote Remand Model.

7	BUDGET OVERVIEW 2011-2012

Infrastucture and Planning
Infrastructure expenditure over the forward estimates totals $62.5 billion, which is an increase of 12.4 per cent on the past four years.
Infrastructure investment in 2011-12 is estimated for each policy area as follows:
Health — over $1 billion
Transport — $6.3 billion
Electricity — $4 billion
Education and Training — over $750 million
Housing — $564 million
Public Order and Safety — $440 million
Infrastructure NSW
The Government has passed legislation to establish Infrastructure NSW to provide strategic policy direction and oversight for infrastructure planning and delivery.
INSW’s functions include:
■	developing infrastructure strategies and plans for New South Wales

■	reviewing and evaluating proposed major infrastructure projects

■	advising on the priority of infrastructure projects and, where appropriate, advising on alternative solutions to meet infrastructure priorities

■	overseeing and monitoring the implementation of key projects and, where required, having the capacity to ‘step in’ and deliver projects

■	undertaking ex-post reviews of completed projects

■	advising the Government on economic and regulatory impediments to infrastructure and funding approaches

■	coordinating infrastructure funding submissions to the Australian Government.
Restart NSW
■	The Restart NSW Fund will finance projects that will provide better public transport, roads, infrastructure for improved economic competitiveness, local infrastructure in regional areas, and hospitals and workplaces for front-line service staff

■	Projects to be funded by the Restart NSW Fund will be recommended by INSW and assessed in the Budget process. Thirty per cent of funding is to be reserved for non-metropolitan areas, including mining-affected communities

■	Restart NSW projects will be funded through the Budget, including any such money certified as windfall tax revenue in excess of forecasts when the Budget is in surplus. Additionally, funding includes the retail issue of Waratah bonds to the people of New South Wales.
Local Infrastructure
The Government is providing funding of $70 million over five years to 2015-16 (including $3.5 million in 2011-12) to implement its Local Government Infrastructure Backlog Policy which includes:
■	an audit of each council’s local infrastructure backlog to provide better information on council investment needs

■	a Local Infrastructure Renewal Scheme to provide interest subsidies to councils for debt raised to help meet infrastructure backlogs

■	the benchmarking of council finances including gearing levels and investment strategies.

BUDGET OVERVIEW 2011-2012	8

Hunter Infrastructure and Investment Fund
The Government has committed $350 million over four years commencing from 2011-12 to establish the Hunter Infrastructure and Investment Fund (HIIF).
The fund will provide additional resources, on top of existing commitments, to upgrade infrastructure in the Hunter region.
Projects to date include:
■	$12.5 million in 2011-12 (a total of $62.5 million over four years) for grants to Local Government in the Hunter region for road improvements, including Nelson Bay Road Widening, New England Highway upgrade and Hunter Wine Region Roads upgrades

■	$4 million in 2011-12 (a total of $33 million over four years) for various health infrastructure projects. These health projects include upgrade of equipment at the Wansey Dialysis Centre, hospital bed upgrades at Kurri Kurri and Cessnock Hospitals, expansion of the Maitland Hospital Mental Health Unit Services and funding to the Calvary Mater Hospital Cancer Research and Treatment Facility

■	The Board of the HIIF will advise the Government on the allocation of remaining funds.
Planning
■	$2.4 million to deliver regional land use plans for the Upper Hunter and New England North West, to balance the growth of the mining and gas industries with the needs of the agricultural sector and local communities

■	$5.4 million for the Planning Assessment Commission to deliver a robust and independent system for assessing State Significant Development and Infrastructure

■	partnering with local councils to progress planning initiatives for significant precincts within metropolitan Sydney and to achieve metropolitan and regional housing and employment targets.
Housing
The Government is undertaking a number of reforms to increase the supply of homes. These measures include:
■	limiting transfer duty exemptions to first home buyers purchasing only newly constructed homes (including ‘off the plan’), from 1 January 2012

■	expanding the Home Builder’s Bonus, meaning people aged 55 and over who buy a newly built home costing up to $600,000 will not pay stamp duty on the purchase before 1 July 2012

■	developing a new planning system, by consulting with the community and stakeholders before drafting a Green Paper to outline policy options

■	extending the reduction in State Infrastructure Contributions for six months, allowing a review of State Infrastructure Contributions and related issues

■	abolishing the Torrens Assurance Levy ad valorem on the registration of land transfers

■	Landcom is releasing 10,000 lots over the next four years in Western Sydney.

9	BUDGET OVERVIEW 2011-2012

Infrastructure across NSW
INLAND NEW SOUTH WALES
Commencement of Wagga Wagga Base Hospital and Dubbo Base Hospital, and planning for Tamworth Rural Referral Hospital Continuation of the major redevelopment of Orange Base Hospital, and Narrabri Hospital Tamworth Regional Cancer Centre Development of the Multipurpose Service at Gulgong New building development at Albury TAFE — New Connected Learning Facilities, Tamworth TAFE — New Indigenous Learning Centre and Orange TAFE — New Aboriginal Training Centre Newell Highway Overtaking Lanes Continued work on the Tarcutta, Holbrook and Woomargama Bypass, Dual Carriageways Construction of 300 social and crisis accommodation housing units Continued planning and construction of police stations at Deniliquin, Moree, Parkes and Walgett and the upgrade of Tenterfield police station Upgrade of Armidale courthouse and redevelopment of Riverina Juvenile Justice Centre Upgrade of Blowering, Burrendong, Chaffey, Copeton, and Keepit Dams
ILLAWARRA — SOUTH EAST
Planning for Bega District Hospital Braidwood Multipurpose Service
Continuation of health Multi-Purpose Service at Gundagai, and expansion of facilities at the Illawarra and Shoalhaven Regional Cancer Care Centre Continuation of elective surgery facilities at Wollongong Hospital Cooma Hospital Dialysis Unit Continued building projects at Bega and Jerrabomberra Public Schools, and Bomaderry, Karabar, Port Kembla, and Ulladulla High Schools Continued building projects at Nowra, Queanbeyan, and Wollongong TAFEs Construction of 265 social and crisis accommodation housing units Planning and construction of new police stations at Bowral and Lake Illawarra Construction of a new correctional facility at Nowra Bundeena New Fire Station Gerringong upgrade, South Nowra duplication, Victoria creek realignment and Bega bypass Complete the construction of a new Western Grandstand at WIN Stadium in Wollongong Upgrade of Wyangala Dam and Shoalhaven Dam
HUNTER
Maitland Mental Health — Carer’s Room Cessnock Hospital Emergency Upgrade
New equipment for Cessnock and Kurri Kurri Hospital Continuing building projects at Newcastle Special Purpose Schools Major building projects at Muswellbrook and Maitland TAFEs Construction of 194 social and crisis accommodation housing units
WESTERN SYDNEY
Continuation of the major redevelopment of Liverpool and Nepean Hospitals New Westmead Millennium Institute A new public school at Oran Park and a new school for special purpose at Bass Hill and major building projects at Cabramatta and Nepean High School Major building projects at Nirimba and Lidcombe TAFEs Construction of 1,189 social and crisis accommodation housing units Commencement of the North West Rail Link

BUDGET OVERVIEW 2011-2012	10

Continued planning and construction of police stations at Glendale and Raymond Terrace Tea Gardens and Cardiff Fire Station Renovation Newcastle Justice precinct including additional courtrooms and the upgrade of Taree courthouse Hunter Expressway from the F3 to Branxton Thornton Railway Bridge Complete the construction of a new Western grandstand at Ausgrid Stadium in Broadmeadow
South West Rail Link- track extension from Glenfield to Leppington, including two new stations at Edmondson Park and Leppington. Upgrade of Glenfield Station and new car parking facility
Richmond line duplication and a new platform at Macarthur station
Completion of carparks at Penrith and Schofields Continued planning and construction of new police stations at Liverpool, Parramatta and Riverstone, and expansion of Cobham Juvenile Justice Centre
Major new recycled water services at Hoxton Park
NORTH COAST
Planning for hospital development in Lismore and Byron Bay Development of Port Macquarie Base Hospital Expansion
Continued major building projects at Casino Public School, Kyogle and Wauchope High Schools
Major building projects at Kingscliff and Murwillumbah TAFEs Construction of 165 social and crisis accommodation housing units Continued planning and construction of police stations at
Coffs Harbour and Tweed Heads Development of a new courthouse in Coffs Harbour
Banora Point New Fire Station Pacific Highway upgrades including dual carriageway on
Ballina Bypass and duplication between Coffs Harbour and Woolgoolga
CENTRAL COAST
Continuation of regional cancer care centre at Gosford Upgrade Wyong hospital emergency department
Design and documentation for projects at Woy Woy Hospital Gosford Public School Relocation
Continued building projects at various local high schools for the Central Coast Industry Training Centre
Construction of 117 social and crisis accommodation housing units
Police station at Wyong Continued widening of the Central Coast Highway between
Erina and Wamberal
SYDNEY
Commencement of Graythwaite Rehabiliation Centre at Ryde Commence upgrade of cancer services at Prince of Wales
Hospital, emergency department at St George Hosptital, maternity services at Mona Vale Hospital and Foreshore Walk at Concord Hospital Commencement of additional inpatient capacity at Royal
North Shore Hospital and colocation of Mental Health Hurstville Public School upgrade
Major building projects at North Sydney and Enmore TAFEs Construction of 651 social and crisis accommodation housing units New pedestrian access to Barangaroo from Wynyard Station
Continued construction of new police stations at Burwood, Leichhardt and Manly
ANZAC Bridge structural upgrade
Construction of an Intermodal Centre at Enfield Expansion of Port Botany
Construction of new passenger cruise terminal at White Bay in Sydney Harbour

BUDGET OVERVIEW 2011-2012	11

Disability and Community Services
Disability and Ageing Support
This Budget’s investment of $2 billion in disability services is the most significant in the history of Australia and will boost capacity by an estimated 47,000 new places. Expenditure for 2011-12 includes:
■	$41.3 million to improve the range of accommodation facilities

■	$22.6 million on an extra 300 supported accommodation places for flexible, independent living

■	$20.4 million to improve accommodation for people who currently live at the Riverside ($14.7 million), Rydalmere and Westmead ($4.1 million) and Stockton ($1.6 million) large residential centres

■	$3.3 million to improve safety compliance within accommodation provided for people with a disability

■	$15.2 million on community participation to support an extra 500 school leavers with a disability

■	$2 million on payroll tax rebates for employers of those with a disability

■	$6 million on family support for an extra 1,620 places to help children and their families at the time when help is most effective

■	$4 million on therapy for an extra 3,900 places to build the skills and capabilities of clients and improve the social contexts in which they live

■	$5.2 million on community engagement for an extra 260 places for age-appropriate, daytime activities and support for adults with a disability

■	$3.4 million on attendant care for an extra 55 places in portable, flexible and individual support for people who have a physical disability or need help to complete daily activities

■	$3.4 million on flexible respite for an extra 840 places for short-term breaks for families and other voluntary caregivers

■	$2.8 million to improve accommodation for people with a disability who currently live in large residential centres operated by non-government organisations

■	$2.6 million to non-government organisations for an extra 990 therapy places to build the skills and capabilities of clients.
Child Protection
■	$120 million to continue the Keep Them Safe reforms, to develop a child protection reform strategy that addresses family dysfunction, keeps children safe, and reduces the need for statutory intervention and Out-of-Home Care

■	$5.9 million to continue to support the various Helpline services, in particular the After Hours Crisis Response Team

■	$21.4 million for Aboriginal children and family centres under the National Partnership Agreement on Indigenous Early Childhood Development

■	$12.9 million to improve child protection systems by enhancing the Assist information technology system which will allow improved allocation of caseworkers based on structured risk assessments

■	$3.7 million on assessment centres and caseworker office accommodation.
Over three years beginning in 2011-12, $2.5 million will be provided to expand the Staying Home Leaving Violence program to an additional five sites, to meet an election commitment.
Social Housing
■	$444.9 million to the NSW Land and Housing Corporation to supply new social housing and to repair, maintain and upgrade existing social housing

■	$44.4 million to implement the Homelessness National Partnership initiatives, reforming the service system and shifting the focus from crisis to prevention and early intervention

■	$4 million to continue to roll out the Start Safely program, to help those fleeing domestic violence.

12	BUDGET OVERVIEW 2011-2012

Environment
Climate Change
■	$452 million on programs under the Climate Change Fund, including $294 million for the Solar Bonus Scheme Reimbursement program, $74 million for programs focused on energy efficiency and water savings, and $34 million for the Clean Energy Supply program

■	$19 million to help local councils conduct estuary, coastal and flood plain management planning and mitigation, with a new focus on preparing for more coastal storms and sea level rises.
Parks and Reserves
■	$312,000 to establish Dharawal National Park

■	$28 million to maintain essential infrastructure for the reserve system so it can be managed effectively and the community can access and enjoy it

■	$12 million in payments to maintain Sydney’s urban parks and gardens, including the Centennial Parklands and Moore Park Trust, Parramatta Park Trust and Western Sydney Parklands Trust

■	$6.2 million to buy land for parks across New South Wales

■	$4.3 million to manage river red gum parks in the Riverina and Murray region

■	$4.2 million to upgrade essential public infrastructure in Kosciuszko National Park

■	$2 million to continue to replace the Parks and Wildlife radio network for park management and fire fighting, to ensure effective and safe communication

■	$1.2 million to upgrade the Parks and Wildlife website and online booking system.
Waste and Protection
■	$68 million to manage pest animals and weeds and to improve fire management in national parks

■	$35 million to help local councils that are subject to the Waste and Environment Levy so they can improve the performance of the waste and recycling services they provide

■	$5.6 million to complete purchases of RiverBank water entitlements

■	$1.7 million to improve environmental monitoring and compliance with satellite imagery.
Heritage
■	$20 million in payments to the Historic Houses Trust, to conserve and manage heritage properties and run education and public programs

■	$7.2 million to conserve heritage assets.

BUDGET OVERVIEW 2011-2012	13

Jobs and Investment
Jobs Action Plan
■	The Government is targeting 100,000 new jobs by providing a payroll tax rebate to employers the equivalent of one year’s average payroll tax bill for each new employee for the first year on the job

■	40 per cent of new jobs are reserved for regional areas and 60 per cent of new jobs for metropolitan areas

■	Metropolitan New South Wales includes metropolitan Sydney, including Gosford and Wyong, and the local government areas of Newcastle and Wollongong

■	This program delivers on the government’s commitment towards jobs growth in New South Wales.
Trade and Investment
■	$130 million to attract industry and develop businesses through the State Investment Attraction Scheme and the Regional Industries Investment Fund, which will help to improve the state economy’s performance, drive economic growth in regional areas and complement the Jobs Action Plan

■	$10 million to continue investments under the Science Leveraging Fund, which helps to attract federal funding, develop research nodes and increase business innovation

■	$1.9 million to maintain the operations of four trade offices in China (Shanghai and Guangzhou), India (Mumbai) and the United Arab Emirates (Abu Dhabi)

■	$1.8 million for a range of exporter services covering education, market entry and expansion to grow exports from New South Wales.
Resources and Energy
■	$152 million in energy rebates for eligible customers to help them pay their energy bills and so contain electricity costs

■	$29 million to research, develop and demonstrate clean coal technologies as part of the Government’s $100 million commitment to the Coal Innovation NSW Fund (previously known as the Clean Coal Fund)

■	$5.5 million to extend the New Frontiers program to attract investment in petroleum and mineral exploration in underexplored areas and to grow production of these resources

■	$2.1 million to develop a land use policy for coal and coal seam gas assessment to grow the mining sector while protecting prime agricultural land.

14	BUDGET OVERVIEW 2011-2012

Regional NSW
Regional Kickstart
■	From 1 July, businesses in regional NSW seeking to put on new staff will have access to payroll rebates for up to 40,000 extra positions through the Jobs Action Plan

■	Up to 40,000 families will be encouraged to move to regional NSW with regional relocation grants

■	Legislation to establish the Restart NSW infrastructure fund has been introduced to Parliament, with 30 per cent reserved for infrastructure in regional NSW.
Health
■	$27 million on 400 extra nurses in regional NSW

■	$4.6 million to increase the number of planned surgical procedures in regional NSW

■	$48 million to commence construction of Wagga Wagga Base Hospital redevelopment

■	$16 million to expand services at Port Macquarie Base Hospital

■	$4 million toward planning for Stage 1 and 2 developments at Dubbo Base Hospital

■	$3 million toward planning for Lachlan Health Service — Parkes and Forbes hospitals

■	$3 million toward planning at Tamworth Hospital

■	$4 million toward planning for South East Regional Hospital at Bega

■	$4 million to commence the Multipurpose Service at Gulgong

■	$1 million for the upgrade of a renal dialysis unit at Cooma.
Transport and Roads
■	$159 million for the Country Regional Network, including $57.5 million to re-sleeper tracks, $10.3 million to renew bridges and $3.7 million to convert jointed rail to continuous welded track

■	over $80 million on major upgrades to the Princes Highway, including projects at Gerringong, South Nowra and Bega

■	$2 million to conduct a study of North Coast rail services.
Land and Environment
■	$10 million under the four year River Red Gums Program to help timber industry businesses and workers and regional communities affected by the reservation of conservation land in the Riverina area

■	$4.3 million to manage river red gum parks in the Riverina and Murray region

■	$2.4 million to deliver regional land use plans for the Upper Hunter and New England North West, to balance the growth of the mining and gas industries with the needs of the agricultural sector and local communities.
Regional Services
■	$16 million for regional tourism, including $5 million for a new Regional Product Development Fund

■	$1 million a year for four years to revitalise regional libraries

■	$13 million for a biosecurity upgrade of Elizabeth Macarthur Agricultural Institute to ensure it is prepared to deal with biosecurity threats

■	$8.9 million to expand the Forum Sentencing Program to Lismore, Penrith, Tamworth, Cessnock, Port Macquarie, Wagga Wagga and Albury

■	$3.9 million for more full-time fire fighters in Bathurst and Nowra as part of the Government’s commitment to provide faster, around-the-clock response in these regional centres

■	$400,000 for regional initiatives for screen producers, to ensure regional NSW enjoys the economic, cultural and employment benefits from screen production.

BUDGET OVERVIEW 2011-2012	15

Fiscal Gap
Fiscal Gap
The fiscal gap is a key long-term indicator of the ability of the state Budget to meet future needs.
The 2006-07 Budget highlighted a long-term fiscal gap for NSW of 3.4 per cent of state economic activity. This gap continued to deteriorate and had increased to 4.9 per cent in the last Budget.
In today’s dollars, the fiscal gap would be equivalent to a deficit of $11.5 billion.
Measures in this Budget will reduce the long term fiscal gap by 1 per cent.

16	BUDGET OVERVIEW 2011-2012

Economy
Outlook
Forecasts for 2011-12 have a large degree of uncertainty given the substantial downside risks for the global economy. The current slowing in the Australian and NSW economies and downturn in business and consumer confidence is expected to be relatively short-lived as long as recent global financial market volatility abates.
Economic Performance and Outlook
Year average per cent change, unless otherwise indicated

	2009-10	2010-11	2011-12	2012-13
	Outcomes	Estimates	Forecasts	Forecasts

New South Wales
Real state final demand	3.4	2 1/2	2 3/4	3 1/2
Real gross state product	1.7	2 1/4	2 1/2	3
Employment	1.2	3.1	1	1 3/4
Unemployment rate (a)	5.7	5.1	5 1/4	5 1/4
Sydney CPI (b)	2.9	3.8	2 1/2	3 3/4
Wage price index	3.2	3.8	4	4

(a)	Year average, per cent

(b)	Per cent change through-the-year to June quarter
Economic growth in 2012-13 is forecast to be slightly above trend at 3 per cent as the recovery continues to strengthen across all areas of private spending, including business investment and dwelling investment, and as household consumption growth firms in line with income growth. Continued improvement in export growth is expected. Public final demand is expected to add modestly to economic growth.
Growth in 2012-13 and beyond, however, is expected to be negatively affected by the introduction of the carbon tax.
Inflation will also be affected by the carbon tax. The 3 3/4 per cent increase forecast for the CPI through the year to June 2013 includes an expected 3/4 percentage point contribution as a result of the carbon tax introduction.

BUDGET OVERVIEW 2011-2012	17

Debt and Liabilities
Debt
The measures in this Budget significantly improve the State’s debt outlook. The $5.2 billion turnaround in state finances is key to this improvement.
A key ratio of debt (plus unfunded superannuation liabilities) to revenues is measured by Standard & Poor’s. Notwithstanding projected growth in borrowing (primarily by the public trading enterprise sector), this ratio is projected to be markedly lower than forecast in March due to the improvement in the general government sector.
The improvement in state finances will enable increased capital expenditure while still improving the debt position.
S&P Ratio at March 2011 and in the 2011-12 Budget
Net Financial Liabilities
The broadest measure of a state’s financial obligations — net financial liabilities — includes net debt, unfunded superannuation liabilities, net self-insurance liabilities and other, primarily employee related liabilities, such as long service leave. The fiscal strategy appropriately focuses not just on managing debt, but on managing overall net financial liabilities.
As for net debt, the Government’s fiscal strategy is to maintain overall net financial liabilities at levels considered low and sustainable in the future, to retain the policy flexibility to respond to fiscal and economic pressures on the Budget. The Government is committed to fully funding state superannuation liabilities by 2030.

BUDGET OVERVIEW 2011-2012	18

Expenses and Revenue
Expense Control
This Budget brings expense growth under control, aligning it with revenue growth over the forward estimates.
Expenditure growth is being aligned to revenue growth
Revenue
The Government expects to receive $59 billion in revenue in 2011-12, an increase of $2 billion on the $57 billion received in 2010-11.
Composition of Total Revenue, New South Wales, 2011-12
Expenses
The Government expects to spend $59.7 billion in 2011-12, which is $3.9 billion or 7.1 per cent higher than the revised 2010-11 estimate.
Total Expenses by Type 2011-12
19	BUDGET OVERVIEW 2011-2012

Key Terms
Budget Papers

Budget Paper No. 1 Budget Speech	The 2011-12 Budget Speech delivered by the NSW Treasurer, the Honourable Mike Baird MP in the Legislative Assembly of the NSW Parliament at 12:00pm on Tuesday, 6 September 2011.

Budget Paper No. 2 Budget Statement	The Budget Statement presents information on the budget aggregates, expenditures, revenues, State fiscal strategy and the economy.

Budget Paper No. 3 Budget Estimates	The Budget Estimates provides information on the financial and service delivery performance of general government sector agencies

Budget Paper No. 4 Infrastructure Statement	The Infrastructure Statement provides an overview of the State’s infrastructure investment program including details of projects in the general government and public trading enterprise sectors.

Budget Paper No. 5 Appropriation Bill	The Appropriation Bill is to appropriate out of the Consolidated Fund sums for the recurrent services and capital works and services for the year 2011-12.

Budget Paper No. 6 Long-Term Fiscal Pressures Report	This report is prepared every five years in accordance with the Fiscal Responsibility Act 2005. It projects the long-term fiscal position of New South Wales over 40 years into the future. The purpose is to explore the fiscal importance of long-term historic and demographic trends arising from the age composition of the population, lower fertility rates, rising life expectancies, and spending pressures in areas such as health and social security and welfare.
Budget papers can be downloaded from www.budget.nsw.gov.au
Key Terms

General government sector	This sector is the scope of the Budget. General government agencies deliver public services such as health, education and police, or perform a regulatory function.

Public trading enterprise sector	Agencies in this sector do not impact on the Budget result other than through payment of dividends and tax equivalents and where they receive Budget funding to provide services on a subsidised basis.

Budget result	Budget reporting is in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting.

The Budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is the equivalent to the net operating balance adopted in AASB 1049.

Net lending	The net lending result demonstrates the extent to which the current year’s activities impact the general government’s net financial liabilities.

Net financial liabilities	Net financial liabilities show the full range of the general government sector’s financial obligations (including debt, unfunded superannuation liabilities, insurance liabilities and employee related liabilities) less its financial assets (including cash and investments).

Net debt	Net debt is broadly borrowings less cash and investments. Debt is used to finance capital expenditure in both the general government and public trading enterprise sectors. The level of debt is based on funding priorities and whether the assets generate future income, and differs for each sector.

20	BUDGET OVERVIEW 2011-2012